UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Spansion, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

84649R200

(CUSIP Number)

Paul Mercadante

SLS Spansion Holdings, LLC

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84649R200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SLS Spansion Holdings, LLC EIN: 27-1668287

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,328,559

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,328,559

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,328,559

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 84649R200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Silver Lake Sumeru Fund, L.P. EIN: 26-0272229

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,328,559

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,328,559

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,328,559

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 84649R200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Silver Lake Technology Investors Sumeru, L.P. EIN: 26-1505548

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,328,559

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,328,559

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,328,559

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 84649R200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Silver Lake Technology Associates Sumeru, L.P. EIN: 26-0271992

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,328,559

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,328,559

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,328,559

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 84649R200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SLTA Sumeru (GP), L.L.C. EIN: 26-0271753

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,328,559

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,328,559

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,328,559

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 84649R200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Silver Lake Credit Fund, L.P. EIN: 26-0895630

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,260,580

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,260,580

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,260,580

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 84649R200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Silver Lake Financial Associates, L.P. EIN: 26-0895559

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,260,580

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,260,580

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,260,580

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 84649R200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SLFA (GP), L.L.C. EIN: 26-0895437

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,260,580

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,260,580

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,260,580

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 84649R200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SL Capital Appreciation Fund, L.L.C. EIN: 26-4641344

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 189,388

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 189,388

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 189,388

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 84649R200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Silver Lake Group, L.L.C. EIN: 26-0895325

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,778,527

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,778,527

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,778,527

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.2%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Amendment No. 3 to  Schedule 13D (the “Amendment”) relating to the Class A Common Stock, par value $0.001 per share (the “Common Stock”), of Spansion, Inc., a Delaware corporation (the “Issuer”), having is principal executive offices at 915 DeGuine Drive, P.O. Box 3453, Sunnyvale, CA 94088, hereby supplements and amends the Schedule 13D jointly filed on May 20, 2010 (the “Initial 13D”), as amended by that Amendment No. 1 to the Schedule 13D filed on June 16, 2010, (“Amendment No. 1”) and Amendment No. 2 to the Schedule 13D filed on June 18, 2010 (“Amendment No. 2”) by SLS Spansion Holdings, LLC (“SLS Spansion”), Silver Lake Sumeru Fund, L.P. (the “Sumeru Fund”), Silver Lake Technology Investors Sumeru, L.P. (the “Side Fund”), Silver Lake Technology Associates Sumeru, L.P. (“SLS Lower GP”), SLTA Sumeru (GP), L.L.C. (“SLS Upper GP”), Silver Lake Credit Fund, L.P. (the “Credit Fund”), Silver Lake Financial Associates, L.P. (“SLF Lower GP”), SLFA (GP), L.L.C. (“SLF Upper GP”), SL Capital Appreciation Fund, L.L.C. (the “Cap Appreciation Fund”) and Silver Lake Group, L.L.C. (“SLG”), each a Delaware entity (each a “Reporting Person,” and collectively, the “Reporting Persons”).  Capitalized terms used but not defined in this Amendment shall have the respective meanings ascribed to such terms in the Initial 13D.

Item 4.	Purpose of Transaction

Item 4 of the Initial 13D is amended and supplemented with the following, which supersedes Item 4 of Amendment No. 2:

Pursuant to the  Plan and as described in the Issuer’s Current Report on Form 8-K, dated as of May 26, 2010 and filed on June 1, 2010, the Issuer distributed unregistered shares of its Common Stock to holders of certain allowed claims as part of the initial distribution to such holders as provided in the Plan.  On July 1, 2010, as holders of certain allowed claims, the Credit Fund and the Cap Appreciation Fund received notice of its beneficial ownership of 140,710 shares and 9,264 shares, respectively, of the Issuer’s Common Stock in exchange for the satisfaction of a portion of those claims.

Pursuant to the Plan, the Issuer has reserved additional unregistered shares of Common Stock for future issuance to satisfy the allowed claims of certain creditors, as specified in the Plan, of which the Reporting Persons expect to receive a portion thereof as holders of allowed claims for the claims not satisfied pursuant to the distributions reported herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial 13D is hereby amended and restated in its entirety as follows, which supersedes Item 5 of Amendment No. 2:

(a)	The disclosure set forth in this Amendment assumes that there were 24,959,566 shares of Common Stock outstanding as of July 1, 2010, as represented by the Issuer.

As of the date hereof, SLS Spansion directly owns 5,328,559 shares, which constitutes approximately 21.4% of the Common Stock outstanding. The Sumeru Fund is the managing member of SLS Spansion, and the Side Fund is a member of SLS Spansion. SLS Lower GP is the general partner of each of the Sumeru Fund and the Side Fund. SLS Upper GP is the general partner of SLS Lower GP. As such, each of the Sumeru Fund, the Side Fund, SLS Upper GP and SLS Lower GP may be deemed to beneficially own the Common Stock directly owned by SLS Spansion. However, each of them disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest.

As of the date hereof, the Credit Fund directly owns 2,260,580 shares, which constitutes approximately 9.1% of the Common Stock outstanding. SLF Lower GP is the general partner of the Credit Fund. SLF Upper GP is the general partner of SLF Lower GP. As such, each of SLF Lower GP and SLF Upper GP may be deemed to beneficially own the Common Stock directly owned by the Credit Fund. However, each of them disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest.

As of the date hereof, the Cap Appreciation Fund directly owns 189,388 shares of the Common Stock, which constitutes approximately 0.8% of the Common Stock outstanding.

SLG is the managing member of each of the Cap Appreciation Fund, SLS Upper GP and SLF Upper GP. As such, SLG may be deemed to beneficially own the Common Stock directly owned by the Cap Appreciation Fund and the Common Stock indirectly owned by SLS Upper GP and SLF Upper GP. However, SLG disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest.

As disclosed in the Initial 13D, in addition to the shares of Common Stock reported in this Amendment and the Initial 13D, Paul Mercadante and Ajay Shah, as members of the Issuer’s board of directors, received 20,000 and 15,000 shares, respectively, of Common Stock (in the form of restricted stock units) and stock options exercisable for 40,000 and 25,000 shares, respectively, of the Issuer’s Common Stock as part of the Issuer’s board compensation award. The restricted stock units and the stock options will vest quarterly over three years from the grant date. Mr. Mercadante and Mr. Shah are officers of Silver Lake Management Company Sumeru, L.L.C. (“Sumeru”). Pursuant to their arrangements with Sumeru with respect to director compensation, the proceeds from any sale of the shares underlying the restricted stock units and the stock options are expected to be assigned to Sumeru.

(b)	The Cover Pages of this Amendment are incorporated herein by reference.

(c)

Except as set forth in Items 3 and 4 of the Initial 13D, as amended by this Amendment, as applicable, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 of the Initial 13D has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2010

SLS SPANSION HOLDINGS, LLC
By:	Silver Lake Sumeru Fund, L.P., its managing member
By: Silver Lake Technology Associates Sumeru, L.P., its general partner

By:	/s/ Paul Mercadante
Name: Paul Mercadante
Title: Managing Director

SILVER LAKE SUMERU FUND, L.P.
By:	Silver Lake Technology Associates Sumeru, L.P., its general partner

By:	/s/ Paul Mercadante
Name: Paul Mercadante
Title: Managing Director

SILVER LAKE TECHNOLOGY INVESTORS SUMERU, L.P.
By:	Silver Lake Technology Associates Sumeru, L.P., its general partner

By:	/s/ Paul Mercadante
Name: Paul Mercadante
Title: Managing Director

SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU, L.P.

By:	/s/ Paul Mercadante
Name: Paul Mercadante
Title: Managing Director

SLTA SUMERU (GP), L.L.C.

By:	/s/ Ajay Shah
Name: Ajay Shah
Title: Managing Member

SL CAPITAL APPRECIATION FUND, L.L.C.

By:	/s/ Roger Wittlin
Name: Roger Wittlin
Title: Managing Director

SILVER LAKE GROUP, L.L.C.

By:	/s/ Karen M. King
Name: Karen M. King
Title: Managing Director and General Counsel

SILVER LAKE CREDIT FUND, L.P.
By:	Silver Lake Financial Associates, L.P., its general partner

By:	/s/ Roger Wittlin
Name: Roger Wittlin
Title: Managing Director

SILVER LAKE FINANCIAL ASSOCIATES, L.P.

By:	/s/ Roger Wittlin
Name: Roger Wittlin
Title: Managing Director

SLFA (GP), L.L.C.

By:	/s/ Roger Wittlin
Name: Roger Wittlin
Title: Managing Director